[COOLEY GODWARD LLP LETTERHEAD]

August 29, 2006

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: Maryse Mills-Apenteng, Esq.

Re:
DivX, Inc.
Registration Statement on Form S-1 (File No. 333-133855)
Amendment No. 5

Dear Ms. Mills-Apenteng:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the "Securities Act"), on behalf of our client DivX, Inc. (the "Company"), is Amendment No. 5 ("Amendment No. 5") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on May 5, 2006. The copy of Amendment No. 5 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 4 to the Registration Statement that was filed with the Commission on August 7, 2006 ("Amendment No. 4").

Amendment No. 5 is also being filed in response to comments received from the staff of the Commission (the "Staff") by letter dated August 22, 2006 with respect to Amendment No. 4 (the "Comment Letter"). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of the responses below correspond to the page numbers of Amendment No. 5.

Staff Comment and Company Response

Management's Discussion and Analysis of Financial Condition and Results of Operations; Critical Accounting Policies

Stock Based Compensation, page 47

1.
We note your disclosure regarding the Company's use of the Black-Scholes model to estimate the fair value of share-based payment awards and that "...the fair values generated by the model may not be indicative of the actual fair values of [your] awards as it does not consider certain factors important to [your] awards, such as continued employment, periodic vesting requirements and limited transferability." It is not evident what you mean by this disclosure considering continued employment and periodic vesting appear to be taken into consideration by the Black-Scholes model by utilizing information for forfeitures and vesting terms to estimate the fair value of share-based awards. Please explain whether "limited transferability" relates to limitations on transferring underlying common stock share-based awards or the award itself.

Response:    The Company has eliminated the above referenced disclosure.

Estimated Price Range for the Offering

The Company has disclosed in Amendment No. 5 that the estimated price range for its initial public offering (the "IPO") is between $12 and $14 per share after taking into account the proposed one-for-two reverse split of the Company's common stock that the Company anticipates implementing prior to the completion of the IPO (the "Reverse Stock Split").

As explained more fully in our June 15, 2006 letter to the Staff (the "Initial Response Letter"), in March 2006 the Company conducted its organizational meeting for the IPO and engaged an independent valuation specialist to perform retrospective assessments of the fair value of its common stock as of October 2004, October 2005 and March 2006. As of March 2006, based on an analysis prepared by such valuation specialist consistent with the AICPA's practice aid, the Company identified the fair value of its common stock as $6.56 per share (as adjusted for the Reverse Stock Split). The Staff has orally requested that the Company reconcile the $6.56 per share determination as of March 2006 to the $13.00 per share midpoint of the anticipated price range for the IPO, which is expected to price in September 2006.

As discussed in the Initial Response Letter, at the time of the organizational meeting for the IPO, the Company was advised by its investment bankers as follows:

  •
  the market would likely value the Company at a multiple of 25-30x forward earnings;

  •
  transactions pricing in the first quarter of 2006 would be valued on expected 2006 earnings, while transactions pricing in late 2006 would be valued based on expected 2007 earnings;

  •
  for purposes of pricing an IPO, the Company should assume a 12% discount to the expected market valuation; and

  •
  an IPO would likely involve the issuance of shares representing approximately 25% of the Company's post-IPO outstanding stock.

As of March 2006, based on these assumptions and management's forecasted 2006 earnings of $10.8 million as communicated to the Board of Directors of the Company in March 2006, management derived a valuation for the Company of $241.1—$289.3 million, or $6.22—$7.46 per share (as adjusted for the Reverse Stock Split). This was substantially in line with the $6.56 per share fair value determination described above.

Subsequent to March 2006, the Company has completed two fiscal quarters of 2006. The growth in the Company's revenues and earnings for the first half of 2006 significantly exceeded the Company's March 2006 internal projections. Based on its evaluation of developments in the Company's business and its markets and prospects, the Company is forecasting 2007 earnings of approximately $21.1 million.

As noted above and in the Initial Response Letter, because the IPO is expected to price late in the third quarter of 2006, the Company will now be valued based on expected 2007 earnings. Based on the same assumptions described above and management's current forecast of 2007 earnings, management has derived a valuation for the Company of $387.7—$451.1 million, or $12.09—$14.06 per share (as adjusted for the Reverse Stock Split), which is consistent with the $13.00 per share midpoint of the estimated IPO price range.

Accordingly, the Company respectfully submits that the stock-based compensation expense presented in the Registration Statement for all periods remains accurate and appropriate, and was arrived at using methodologies and assumptions that were consistent across all periods.

Updated Information Regarding Stock-Based Compensation Expense

Pursuant to our response to comment 44 in the Initial Response Letter, the Company is providing updated information regarding (i) grants of options to purchase common stock to employees and non-employee directors, (ii) grants of options to purchase common stock to non-employees other than non-employee directors and (iii) issuances of preferred stock and warrants to non-employees, in each case for the period from April 1, 2006 through the date of this letter (all share and per share amounts are adjusted for the Reverse Stock Split).

Issuance of Options for Common Stock to Employees and Non-Employee Directors

For options granted to employees and non-employee directors from April 1, 2006 through the date of this letter, the Company recorded the following stock-based compensation expense in accordance with SFAS 123(R):

Month	Exercise price	Number of shares	Adjusted fair value per share	Compensation recorded per share	SFAS 123(R) compensation expense recorded†	Remaining unrecognized expense†
April^	$5.00	36,750	$7.68	$5.34	$17,578	$151,168
May	$7.00	38,500	$8.99	$5.91	$16,340	$179,466
June	$9.00	12,250	$10.52	$6.70	$8,781	$61,804
July	$11.00	88,997	$12.31	$7.76	$24,503	$562,501
August (to date)	$12.00	75,250	$13.00	$8.08	$10,922	$511,975
Total					$78,124	$1,466,914

^
Includes an option to purchase common stock granted to a non-employee director of the Company.

†
Includes estimated forfeitures in accordance with SFAS 123(R).

Issuance of Options for Common Stock to Non-Employees other than Non-Employee Directors

In July 2006, the Company granted an option to purchase 6,000 shares of common stock at an exercise price of $11.00 per share to a consultant, in connection with which the Company recorded $31,040 in stock-based compensation expense in July and August 2006 in accordance with EITF No. 96-18. In August 2006, the Company granted an option to purchase 6,000 shares of common stock at an exercise price of $12.00 per share to a consultant, in connection with which the Company recorded $8,080 in stock-based compensation expense in August 2006 in accordance with EITF No. 96-18. Other than such grants, the Company did not grant any options to non-employees other than non-employee directors from April 1, 2006 through the date of this letter.

Issuance of Preferred Stock and Warrants to Non-Employees

From April 1, 2006 through the date of this letter, the Company did not issue any preferred stock or warrants to non-employees.

**********

The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 5 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding Amendment No. 5 or this response letter to me at (858) 550-6044 or Steven M. Przesmicki, Esq. at (858) 550-6070.

Sincerely,

Cooley Godward LLP

/s/  JASON L. KENT, ESQ.

Jason L. Kent, Esq.

cc:
David J. Richter, Esq., DivX, Inc.
John A. Tanner, DivX, Inc.
Steven M. Przesmicki, Esq., Cooley Godward LLP
Kenneth J. Rollins, Esq., Cooley Godward LLP
Martin A. Wellington, Esq., Davis Polk & Wardwell
Afra Afsharipour, Esq., Davis Polk & Wardwell